UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64517 / May 19, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14363

In the Matter of
 	
Advanced Refractive Technologies, Inc.,
Bluebook International Holding Co. (The),
CBCom, Inc.,
Gener8xion Entertainment, Inc.,
Group Long Distance Inc.,
HiEnergy Technologies, Inc.,
Holter Technologies Holding, A.G.
  (n/k/a International Consortium Corp.), and
Inchorus Com
  (a/k/a Inchorus.Com, Inc., n/k/a WorldSource, Inc.),
 	
      Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO GENER8XION ENTERTAINMENT, INC.

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Gener8xion Entertainment, Inc. ("GNXE" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on May 3, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Gener8xion Entertainment, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

       1.   GNXE (CIK No. 803034) is a void Delaware corporation located in Hollywood, California with a class of securities registered with the Commission under Exchange Act Section 12. As of April 26, 2011, the common stock of GNXE (symbol GNXE) was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

       2.   GNXE has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended April 30, 2008.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                               Elizabeth M. Murphy
                               Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Gener8xion Entertainment, Inc. ("Order") on the Respondent and its legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable Robert G. Mahony
Administrative Law Judge
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-2557

David S. Frye, Esq.
Neil J. Welch, Jr., Esq.
Division of Enforcement
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Gener8xion Entertainment, Inc.
7095 Hollywood Boulevard, Suite 1260
Hollywood, CA 90028

Richard P. Towne, Esq.
3625 Thousand Oaks Boulevard, Suite 267
West Lake Village, CA 91362